DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

    As of February 20, 2020, W. R. Berkley Corporation (the “Company” or “we”) has six classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our common stock, par value $0.20 per share (“Common Stock”); (2) our 5.625% Subordinated Debentures due 2053 (the “2053 Debentures”); (3) our 5.90% Subordinated Debentures due 2056 (the “5.90% 2056 Debentures”); (4) our 5.75% Subordinated Debentures due 2056 (the “5.75% 2056 Debentures”); (5) our 5.70% Subordinated Debentures due 2058 (the “2058 Debentures”); and (6) our 5.10% Subordinated Debentures due 2059 (the “2059 Debentures,” and together with the 2053 Debentures, the 5.90% 2056 Debentures, the 5.75% 2056 Debentures and the 2058 Debentures, the “Debentures”).

Description of Common Stock

    The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended to date (the “Certificate of Incorporation”), and our Amended and Restated By-Laws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law, for additional information.

Authorized and Outstanding Common Stock

    Pursuant to the Certificate of Incorporation, our authorized capital stock consists of 500,000,000 shares Common Stock and 5,000,000 shares of preferred stock, par value $0.10 per share (“Preferred Stock”). As of February 18, 2020, 183,421,709 shares of Common Stock were outstanding. All shares of Common Stock currently issued and outstanding are fully paid and non-assessable. No shares of Preferred Stock are currently outstanding.

Voting Rights

    Each holder of Common Stock is entitled to one vote for each share of Common Stock and does not have any right to cumulate votes in the election of directors.

Dividends

    Subject to any preferential rights of any Preferred Stock created by our board of directors, each outstanding share of Common Stock is entitled to such dividends as our board of directors may declare from time to time out of funds that we can legally use to pay dividends.

Liquidation Rights

    In the event of liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to receive on a pro-rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of Preferred Stock, if any.

Listing

    Our Common Stock is listed on the New York Stock Exchange under the symbol “WRB.”

Description of the Debentures

    The following description of our Debentures is a summary and does not purport to be complete.

The description of our 2053 Debentures is qualified in its entirety by reference to the Subordinated Indenture, dated as of May 2, 2013, between the Company and The Bank of New York Mellon (“BNY”), as trustee, as supplemented by the First Supplemental Indenture, dated as of May 2, 2013 (as so supplemented, the “2013 Indenture”).

The description of our 5.90% 2056 Debentures and 5.75% 2056 Debentures is qualified in its entirety by reference to the Subordinated Indenture, dated as of March 1, 2016, between the Company and BNY, as trustee, as supplemented in the case of the 5.90% 2056 Debentures by the First Supplemental Indenture, dated as of March 1, 2016, and as supplemented in the case of the 5.75% 2056 Debentures by the Second Supplemental Indenture, dated as of May 25, 2016 (as so supplemented, the “2016 Indenture”).

The description of our 2058 Debentures and our 2059 Debentures is qualified in its entirety by reference to the Subordinated Indenture, dated as of March 26, 2018, between the Company and BNY, as trustee, as supplemented in the case of the 2058 Debentures by the First Supplemental Indenture, dated as of March 26, 2018, and as supplemented in the case of the 2059 Debentures by the Second Supplemental Indenture, dated as of December 16, 2019 (as so supplemented, “2018 Indenture,” and together with the 2013 Indenture and the 2016 Indenture, the “Indentures”).

The 2053 Debentures, 5.90% 2056 Debentures, 5.75% 2056 Debentures, 2058 Debentures and 2059 Debentures are traded on the New York Stock Exchange under the symbols “WRB PR B,” “WRB PR C,” “WRB PR D,” “WRB PR E” and “WRB PR F,” respectively.

General

    The following is a description of certain of the specific terms of each class of the Debentures.

    The Debentures were initially issued in the following aggregate principal amounts: $350,000,000 (2053 Debentures), $110,000,000 (5.90% 2056 Debentures), $290,000,000 (5.75% 2056 Debentures), $185,000,000 (2058 Debentures) and $300,000,000 (2059 Debentures).

    The Debentures are unsecured obligations of the Company and rank in right of payment and upon liquidation junior to all our existing and future senior indebtedness and are pari passu with each other and any other future Indebtedness Ranking on a Parity with the Debentures (as defined below). The Debentures are structurally subordinated to all liabilities of our subsidiaries. The Debentures do not limit us or our subsidiaries’ ability to incur additional debt, including debt that ranks senior in right of payment and upon our liquidation to the Debentures.

    The maturity dates of the Debentures are as follows: April 30, 2053 (2053 Debentures), March 1, 2056 (5.90% 2056 Debentures), June 1, 2056 (5.75% 2056 Debentures), March 30, 2058 (2058 Debentures) and December 30, 2059 (2059 Debentures).

    The Debentures were issued in a form of one or more fully registered global securities, without coupons, in denominations of $25 and multiples of $25 in excess thereof.

    The Debentures are not redeemable at the option of the holder prior to maturity and will not benefit from any sinking fund.

Definitions

    “Indebtedness Ranking on a Parity with the Debentures” means the (a) Debentures and (b) Indebtedness, whether outstanding on the date of the first issuance of the Debentures or thereafter created, assumed or incurred, which specifically by its terms ranks equally with and not prior to the Debentures in right of payment upon our dissolution, winding-up, liquidation, reorganization or similar events. The securing of any Indebtedness, otherwise constituting Indebtedness Ranking on a Parity with the Debentures, shall not be deemed to prevent such Indebtedness from constituting Indebtedness Ranking on a Parity with the Debentures.

“Indebtedness” means (a) any obligation of, or any obligation guaranteed by, us for which we are responsible or liable as obligor or otherwise including principal, premium and interest (whether accruing before or after filing of any petition in bankruptcy or any similar proceedings by or against us and whether or not allowed as a claim in bankruptcy or similar proceedings) for (i) indebtedness for money borrowed, (ii) indebtedness evidenced by securities, bonds, debentures, notes or other similar written instruments, (iii) any deferred obligation for the payment of the purchase price or conditional sale obligation of property or assets acquired other than in the ordinary course of business, (iv) all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction, (v) all obligations under “keep-well” agreements required by insurance regulators or (vi) any obligation referred to in (i) through (v) above of other persons secured by any lien on any property or asset of the Company and (b) all indebtedness for obligations to make payment in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts (including future or options contracts) swap agreements, cap agreements, repurchase and reverse repurchase agreements and similar arrangements, whether outstanding on the first issuance of the debentures or thereafter created, assumed or incurred.
    “Indebtedness Ranking Junior to the Debentures” means any Indebtedness, whether outstanding on the date of the first issuance of the Debentures or thereafter created, assumed or incurred, which specifically by its terms ranks junior to and not equally with or prior to the Debentures (and any Indebtedness Ranking on a Parity with the Debentures) in right of payment upon our dissolution, winding-up, liquidation, reorganization, or similar events. The securing of any Indebtedness, otherwise constituting Indebtedness Ranking Junior to the Debentures, shall not be deemed to prevent such Indebtedness from constituting Indebtedness Ranking Junior to the Debentures.

Interest and Principal

    The 2053 Debentures bear interest at an annual rate of 5.625%, the 5.90% 2056 Debentures bear interest at an annual rate of 5.90%, the 5.75% 2056 Debentures bear interest at an annual rate of 5.75%, the 2058 Debentures bear interest at an annual rate of 5.70% and the 2059 Debentures bear interest at an annual rate of 5.10%.

    We will pay interest on the 2053 Debentures quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, subject to our right to defer the payment of interest on such class of Debentures, on one or more occasions, for up to five consecutive years. We will make interest payments on the 2053 Debentures to the holders of record at the close of business on the January 15, April 15, July 15 or October 15, as the case may be, immediately preceding such January 30, April 30, July 30 or October 30, whether or not a business day. However, interest that we pay on the maturity date or redemption date will be payable to the person to whom the principal will be payable.

    We will pay interest on the 5.90% 2056 Debentures and the 5.75% 2056 Debentures quarterly in arrears of March 1, June 1, September 1 and December 1 of each year, subject to our right to defer the payment of interest on such class of Debentures, on one or more occasions, for up to five consecutive years. We will make interest payments on the 5.90% 2056 Debentures and the 5.75% 2056 Debentures to the holders of record at the close of business on the February 15, May 15, August 15 or November 15, as the case may be, immediately preceding such March 1, June 1, September 1 or December 1, whether or not a business day. However, interest that we pay on the maturity date or redemption date will be payable to the person to whom the principal will be payable.

We will pay interest on the 2058 Debentures and the 2059 Debentures quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, beginning on March 30, 2020 in the case of the 2059

Debentures, subject to our right to defer the payment of interest on such class of Debentures, on one or more occasions, for up to five consecutive years. We will make interest payments on the 2058 Debentures and 2059 Debentures to the holders of record at the close of business on March 15, June 15, September 15 or December 15, as the case may be, immediately preceding such March 30, June 30, September 30 or December 30, whether or not a business day. However, interest that we pay on the maturity date or redemption date will be payable to the person to whom the principal will be payable.

If we have exercised our right to defer interest payments on any class of Debentures, we generally may not make payments on or redeem or purchase any shares of our capital stock or any of our Debentures or guarantees that rank equally with or junior to such class of Debentures upon our liquidation, dissolution or winding up, subject to certain limited exceptions.

Optional Interest Deferral

With respect to each class of Debentures, so long as no event of default has occurred and is continuing, we may, on one or more occasions, defer interest payments on such class of Debentures for one or more optional deferral periods of up to five consecutive years without giving rise to an event of default under the terms of such class of Debentures. A deferral of interest payments cannot extend, however, beyond the maturity date or the earlier acceleration or redemption of such class of Debentures. During an optional deferral period, interest will continue to accrue on such class of Debentures, and deferred interest payments will accrue additional interest at the same rate, compounded quarterly as of each interest payment date to the extent permitted by applicable law. During an optional deferral period, we will be prohibited from paying current interest on such class of Debentures until we have paid all accrued and unpaid deferred interest plus any accrued interest thereon. No interest otherwise due during an optional deferral period will be due and payable on such class of Debentures until the end of such optional deferral period except upon an acceleration or redemption of such class of Debentures during such deferral period.

At the end of five years following the commencement of an optional deferral period, we must pay all accrued and unpaid deferred interest, including compounded interest. If, at the end of any optional deferral period, we have paid all deferred interest due on such class of Debentures, including compounded interest, we can again defer interest payments on such class of Debentures as described above.

We will provide to the trustee and the holders of the applicable Debentures written notice of any deferral of interest at least one and not more than 60 business days prior to the applicable interest payment date. We have no present intention of exercising our right to defer payments of interest.

Payment Restrictions During a Deferral Period
    With respect to each class of Debentures, after the commencement of an optional deferral period until we have paid all accrued and unpaid interest on such class of Debentures, we will not, and will not permit any of our subsidiaries to:
•     declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (which includes Common Stock and Preferred Stock);
•    make any payment of principal, interest or premium on or repay, repurchase or redeem any Indebtedness Ranking on a Parity with the Debentures or Indebtedness Ranking Junior to the Debentures; or
•    make any guarantee payments with respect to any guarantee by us of any securities of any of our subsidiaries if such guarantee ranks pari passu with or junior in right of payment to such class of Debentures;

other than:
•     dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, our capital stock where the dividend stock or stock issuable upon exercise of such options, warrants or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock;
•     any declaration of a dividend in connection with the implementation of a stockholder’s rights plan, or the issuance of capital stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto;
•    as a result of a reclassification of any series or class of our capital stock or the exchange or conversion of one class or series of our capital stock for or into another class or series of our capital stock;
•    the purchase of fractional interests in shares of our capital stock pursuant to an acquisition or the conversion or exchange provisions of such capital stock or the security being converted or exchanged;
•     purchases or acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of directors, officers, agents, consultants or employees or our satisfaction of our obligations under any dividend reinvestment plan or our director, officer, agent, consultant or employee stock purchase plans;
•     any exchange, redemption or conversion of any class or series of our capital stock, or the capital stock of one of our subsidiaries, for any other class or series of our capital stock, or of any class or series of our Indebtedness for any class or series of our capital stock;
•    purchases or acquisitions of shares of our capital stock in connection with our satisfaction of our obligations under any contract or security entered into before commencement of the optional deferral period; and
•     (i) payment of current or deferred interest on our Indebtedness Ranking on a Parity with the Debentures made pro rata to the amounts due on our Indebtedness Ranking on a Parity with the Debentures and the Debentures and (ii) payment of principal or current or deferred interest on our Indebtedness Ranking on a Parity with the Debentures that, if not made, would cause us to breach the terms of the instrument governing such Indebtedness Ranking on a Parity with the Debentures.

Optional Redemption

    We may elect to redeem each class of the Debentures:

•in whole at any time or in part from time to time on or after May 2, 2018 in the case of the 2053 Debentures, March 1, 2021 in the case of the 5.90% 2056 Debentures, June 1, 2021 in the case of the 5.75% 2056 Debentures, May 30, 2023 in the case of the 2058 Debentures and December 30, 2024 in the case of the 2059 Debentures, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if such class of Debentures is not redeemed in whole, at least $25 million aggregate principal amount of such class of Debentures must remain outstanding after giving effect to such redemption;

•in whole, but not in part, at any time prior to May 2, 2018 in the case of the 2053 Debentures, March 1, 2021 in the case of the 5.90% 2056 Debentures, June 1, 2021 in the case of the 5.75% 2056 Debentures, May 30, 2023 in the case of the 2058 Debentures and December 30, 2024 in the case of the 2059 Debentures, within 90 days of the occurrence of a “tax event” (as defined below) at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

•in whole, but not in part, at any time prior to May 2, 2018 in the case of the 2053 Debentures, March 1, 2021 in the case of the 5.90% 2056 Debentures, and June 1, 2021 in the case of the 5.75% 2056 Debentures, within 90 days of the occurrence of a “rating agency event” (as defined below) at a redemption price equal to the greater of (a) 100% of their principal amount or (b) the present value of a payment on such applicable date in an amount equal to their outstanding principal amount and scheduled payments of interest that would have accrued from the date of redemption to such applicable date on such class of Debentures, discounted to the date of redemption on a quarterly basis (assuming a 360 day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the applicable prospectus supplement) plus 50 basis points, in each case, plus any accrued and unpaid interest to, but excluding, the date of redemption.

•in whole, but not in part, at any time prior to May 30, 2023 in the case of the 2058 Debentures and December 30, 2024 in the case of the 2059 Debentures, within 90 days of the occurrence of a “rating agency event” at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest to, but excluding, the date of redemption.

Definitions

“Tax event” means that we will have received an opinion of counsel, rendered by a law firm of nationally recognized standing that is experienced in such matters, stating that, as a result of any:

•amendment to, or change in (including any promulgation, enactment, execution or modification of) the laws (or any regulations under those laws) of the United States or any political subdivision thereof or therein affecting taxation;

•official administrative pronouncement (including a private letter ruling, technical advice memorandum or similar pronouncement) or judicial decision or administrative action or other official pronouncement interpreting or applying the law or regulations enumerated in the preceding bullet point, by any court, governmental agency or regulatory authority; or

•threatened challenge asserted in connection with an audit of us, or a threatened challenge asserted in writing against any taxpayer that has raised capital through the issuance of securities that are substantially similar to such class of Debentures, which amendment or change is enacted or effective or which pronouncement or decision is announced or which challenge is asserted against us or becomes publicly known on or after the original issue date of such class of Debentures, there is more than an insubstantial increase in the risk that interest accruable or payable by us on such class of Debentures is not, or will not be, deductible by us in whole or in part, for U.S. federal income tax purposes.

“Rating agency event” means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as such class of Debentures, which amendment, clarification or change results in (a) the shortening of the length of time of such class of Debentures are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of such class of Debentures; or (b) the lowering of the equity credit (including up to a lesser amount) assigned to such class of Debentures by that rating agency compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of such class of Debentures.

Payment of Additional Amounts

We will make all payments of principal of, and premium, if any, interest and any other amounts on, or in respect of, the Debentures without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by:

•the laws, or any regulations or rulings promulgated thereunder, of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein, or

•an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings, including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision thereof.

If a withholding or deduction at source is required, we will, subject to certain limitations and exceptions described below, pay to the holder of any such Debenture such additional amounts as may be necessary so that every net payment of principal, premium, if any, interest or any other amount made to such holder, after the withholding or deduction, will not be less than the amount provided for in such Debenture and the indenture to be then due and payable.

We will not be required to pay any additional amounts for or on account of:

(1) any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that such holder:

•was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Debenture;

•presented such Debenture for payment in the relevant taxing jurisdiction or any political subdivision thereof, unless such Debenture could not have been presented for payment elsewhere; or

•presented such Debenture for payment more than 30 days after the date on which the payment in respect of such Debenture became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented such Debenture for payment on any day within that 30-day period;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(3) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of such Debenture to comply with any reasonable request by us addressed to the holder within 90 days of such request:

•to provide information concerning the nationality, residence or identity of the holder or such beneficial owner, or

•to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

(4)any combination of items (1), (2) and (3) above.
In addition, we will not pay additional amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, any Debenture to any holder who is a fiduciary, partnership, other fiscally transparent entity or other than the sole beneficial owner of such Debenture to the extent such payment would be required by the laws of the relevant taxing jurisdiction, or any political subdivision or relevant taxing authority thereof or therein, to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary, partner, member of such other fiscally transparent entity or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of the Debenture.

Consolidation, Amalgamations, Merger and Sales

    The Indentures provide that we may not consolidate or amalgamate with or merge into any other person (whether or not affiliated with the Company), or convey, transfer or lease our properties and assets as an entirety or substantially as an entirety to any other person (whether or not affiliated with the Company) to consolidate or amalgamate with or merge into the Company or convey, transfer or lease our properties and assets as an entirety or substantially as an entirety to the Company, unless:

•in case the Company shall consolidate or amalgamate with or merge into another person or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any person, the person formed by such consolidation or amalgamation or into which the Company is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company as an entirety or substantially as an entirety shall be a person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, Bermuda, the Cayman Islands, Ireland, Switzerland, the United Kingdom, or any other country which is on the date of the applicable Indenture a member of the Organization of Economic Cooperation and Development, and shall expressly assume, by supplemental indenture, all of our obligations under the Debentures and the applicable Indenture and, for each security that by its terms provides for conversion, provide for the right to convert such security in accordance with its terms;

•immediately after giving effect to such transaction, no default or event of default under the applicable Indenture has occurred and is continuing; and

•the trustee receives from us an officer’s certificate and an opinion of counsel that the consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the applicable Indenture.

Events of Default

    An event of default with respect to each class of Debentures will occur only upon certain events of bankruptcy, insolvency or receivership involving us or certain of our subsidiaries (as specified in the applicable Indenture).

The Indentures refer to breaches that are not events of default as defaults. They include, with respect to each class of Debenture, among other things:
•the failure to pay interest, including compounded interest, in full on such class of Debentures for a period of 30 days after the conclusion of a five-year period following the commencement of any deferral period if such deferral period has not ended prior to the conclusion of such five-year period;
•the failure to pay principal of or premium, if any, on, or additional amounts with respect to, such class of Debentures when due; or

•the failure to comply with our covenants or agreements under the applicable Indenture or such class of Debentures.
A default also includes, for example, a failure to pay interest when due if we do not give a timely written notice of our election to commence or continue a deferral period. If we do not give a timely written notice of our election to commence or continue a deferral period and fail to pay interest when due, any holder of the applicable Debentures may seek to enforce our obligation to make the missed interest payment, including through legal process. However, there is no right of acceleration except upon the occurrence of an event of default as described above.

If we do give a timely written notice of our election to commence or continue a deferral period on any interest payment date (and, if such notice continues a deferral period, the deferral period has not continued for five years), then no default arises from our non-payment of interest on such interest payment date.

The Indentures provide that the trustee must give holders notice of all defaults or events of default within 90 days after it becomes actually known to a responsible officer of the trustee. However, except in the case of a default in payment on the Debentures, the trustee will be protected in withholding the notice if its responsible officers determine that withholding of the notice is in the interest of such holders.

If an event of default under the Indentures occurs, the entire principal amount of the applicable Debentures will automatically become due and payable without any declaration or other action on the part of the trustee or any holder of the applicable Debentures. There is no right of acceleration in the case of any payment default or other breaches of covenants under the Indentures or the Debentures. Notwithstanding the foregoing, in the case of a default in the payment of principal of or interest on a particular class of Debentures including any compound interest (and, in the case of payment of deferred interest, such failure to pay will have continued for 30 calendar days after the conclusion of the deferral period), the holder of such class of Debentures may, or, if directed by the holders of a majority in principal amount of such class of Debentures, the trustee will, subject to the conditions set forth in the indenture, demand payment of the amount then due and payable and may institute legal proceedings for the collection of such amount if we fail to make payment thereof upon demand.

With respect to each class of the Debentures, the holders of a majority in aggregate principal amount of such class of Debentures may waive any past default, except:

•a default in payment of principal or interest, or any additional amounts; or

•a default under any provision of the applicable Indenture that itself cannot be modified or amended without the consent of the holders of all outstanding Debentures of such class.

With respect to each class of the Debentures, the holders of a majority in principal amount of such class of Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to the provisions of the applicable Indenture.

We are required to deliver a written statement to the trustee each year that states, to the knowledge of the officer making such statement, whether we have complied with all conditions and covenants under the terms of the applicable Indenture.

The trustee will have no right or obligation under the Indentures or otherwise to exercise any remedies on behalf of any holders of the applicable Debentures pursuant to the applicable Indenture in connection with any default, unless such remedies are available under such Indenture and the trustee is directed to exercise such remedies by the holders of a majority in principal amount of the applicable Debentures pursuant to and subject to the conditions of such Indenture. In connection with any such exercise of remedies, the trustee will be entitled to the same immunities and protections and remedial rights (other than acceleration) as if such default were an event of default.

Discharge, Defeasance and Covenant Defeasance

We may discharge certain obligations to holders of any class of Debentures that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by depositing with the trustee, in trust, funds in U.S. dollars or in the Foreign Currency in which such Debentures are payable in an amount sufficient to pay the entire indebtedness on such Debentures with respect to principal and any premium, interest and additional amounts to the date of such deposit, if such Debentures have become due and payable, or to the maturity thereof, as the case may be.

Each Indenture provides that, unless the provisions of Section 4.2 thereof are made inapplicable to Debentures of or within any series pursuant to Section 3.1 thereof, we may elect either:

•to defease and be discharged from any and all obligations with respect to such Debentures, except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such Debentures and other obligations to register the transfer or exchange of such Debentures, to replace temporary or mutilated, destroyed, lost or stolen Debentures, to maintain an office or agency with respect to such Debentures and to hold moneys for payment in trust; or

•to be released from its obligations with respect to such Debentures under certain covenants as described in the related prospectus supplement, and any omission to comply with such obligations will not constitute a default or an event of default with respect to such Debentures.

Such defeasance or such covenant defeasance, as the case may be, will be conditioned upon the irrevocable deposit by us with the trustee, in trust, of an amount in U.S. dollars or in the Foreign Currency in which such Debentures are payable at stated maturity, or Government Obligations, or both, applicable to such Debentures which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, such Debentures on the scheduled due dates.

Such a trust may only be established if, among other things:

•the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other material agreement or instrument to which we are a party or by which we are bound;

•no event of default or event which with notice or lapse of time or both would become an event of default with respect to the Debentures to be defeased will have occurred and be continuing on the date of establishment of such a trust and, with respect to defeasance only, at any time during the period ending on the 123rd day after such date; and

•we have delivered to the trustee an opinion of counsel, as specified in the applicable Indenture, to the effect that the holders of such Debentures will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by us, a Revenue Ruling published by the Internal Revenue Service or a change in applicable United States Federal income tax law occurring after the date of the applicable Indenture.

Definitions

“Foreign Currency” means any currency, currency unit or composite currency, including, without limitation, the euro, issued by the government of one or more countries other than the United States of America or by any recognized confederation or association of such governments.

    “Government Obligations” means Debentures which are:

(1)direct obligations of the United States of America or the government or the governments which issued the Foreign Currency in which the Debentures of a particular series are payable, for the payment of which its full faith and credit is pledged; or

(2)obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government or governments which issued the Foreign Currency in which the Debentures of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government or governments, which, in the case of clauses (1) and (2), are not callable or redeemable at the option of the issuer or issuers thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any such Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by such depository receipt.

If after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debentures of any series:

(1)the holder of a Debenture of that series is entitled to, and does, elect pursuant to Section 3.1 of the applicable Indenture or the terms of such Debenture to receive payment in a currency other than that in which such deposit has been made in respect of such Debenture; or

(2)a Conversion Event occurs in respect of the Foreign Currency in which such deposit has been made;

then the indebtedness represented by such Debenture will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, any premium and interest on, and any additional amounts with respect to, such Debenture as such Debenture becomes due out of the proceeds yielded by converting the amount or other properties so deposited in respect of such Debenture into the currency in which such Debenture becomes payable as a result of such election or such Conversion Event based on:

•in the case of payments made pursuant to clause (1) above, the applicable market exchange rate for such currency in effect on the second business day prior to such payment date; or

•with respect to a Conversion Event, the applicable market exchange rate for such Foreign Currency in effect, as nearly as feasible, at the time of the Conversion Event.

“Conversion Event” means the cessation of use of:

•a Foreign Currency both by the government of the country or countries which issued such Foreign
Currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community; or

•any currency unit or composite currency for the purposes for which it was established.

All payments of principal of, any premium and interest on, and any additional amounts with respect to, any Debenture that are payable in a Foreign Currency that ceases to be used by the government or governments of issuance will be made in U.S. dollars.

In the event we effect covenant defeasance with respect to any Debentures and such Debentures are declared due and payable because of the occurrence of any event of default other than an event of default with respect to any covenant as to which there has been covenant defeasance, the amount in such Foreign Currency in which such Debentures are payable, and Government Obligations on deposit with the trustee, will be sufficient to pay amounts due on such Debentures at the time of the stated maturity but may not be sufficient to pay amounts due on such Debentures at the time of the acceleration resulting from such event of default. However, we would remain liable to make payment of such amounts due at the time of acceleration.

Book-Entry and Settlement

    Each class of Debentures was issued in book-entry form and represented by one or more global debentures. Beneficial interests in the global debentures are represented through book-entry accounts of financial institutions acting on behalf of the beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in a global debenture through either DTC (in the United States) or Clearstream Banking, S.A. (“Clearstream”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe), either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn hold such interests in customers’ securities accounts in U.S. depositaries’ names on the books of DTC. Citibank, N.A. acts as U.S. depositary for Clearstream, and JPMorgan Chase Bank, N.A. acts as the U.S. depository for Euroclear.

Trustee and Paying Agent

    BNY is the trustee under the Indentures governing the Debentures and acts as the paying agent for the Debentures. The global debentures were deposited with, or on behalf of, DTC, New York, New York, as depositary, and registered in the name of Cede & Co., the nominee of DTC.

Governing Law

    The Debentures and the Indentures are governed by, and construed in accordance with, the laws of the State of New York.